UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

COCA-COLA FEMSA ANNOUNCEMENT

Coca-Cola FEMSA shareholders approved dividend payment in the amount of Ps. 5,950 million

Mexico City, Mexico – March 5, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler of Coca-Cola products in the world, held its Annual Ordinary General Shareholders Meeting on March 5, 2013, during which its shareholders approved the annual report presented by the Board of Directors, the Company’s consolidated financial statements for the year ended December 31, 2012, the declaration of dividends corresponding to fiscal year 2012 and the composition of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2013.

Shareholders approved the payment of a cash dividend in the amount of Ps. 5,950 million, or the equivalent of Ps. 2.90 per share, to be paid in two equal installments as of May 2, 2013 and November 5, 2013.

In accordance with Mexican legislation requirements, shareholders approved the maximum amount that can potentially be used for share repurchase program during 2013, the amount of Ps. 400 million.

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 60 bottling facilities and serves close to 315 million consumers through more than 2,500,000 retailers with more than 100,000 employees worldwide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: March 5, 2013